UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 333-128060
CUSIP NUMBER: 63884T 105

(Check One):☐ Form 10-K ☐ Form 20-F ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

NATURAL BLUE RESOURCES, INC.
Full Name of Registrant
DATAMEG CORPORATION
Former Name if Applicable
2150 SOUTH 1300 EAST, SUITE 500
Address of Principal Executive Office (Street and Number)
SALT LAKE CITY, UTAH 84106
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant is unable to file such report by November 16, 2009, without unreasonable effort or expense due to the inability of the Registrant to have its independent public accountant timely complete its review of the financial statements to be included in the report.

PART IV – OTHER INFORMATION

(1)               Name and telephone number of person to contact in regard to this notification:

Walter Cruickshank	(352)	729-0150
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or  portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In July 2009, the Registrant completed the sale of its wholly owned subsidiary, American Marketing & Sales, Inc., which accounted for more than 90% of the Company’s activity, to Blue Earth Solutions, Inc. It is anticipated that this transaction, will result in a significant change in results of operations from the corresponding period of the Registrant’s last fiscal year.

NATURAL BLUE RESOURCES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2009	By:	/s/ Toney Anaya
Toney Anaya
Title
Chairman and Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).